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                                             Filed by Danka Business Systems PLC
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                 For: Danka Business Systems PLC
                                                Commiswsion File No.: 333--55914




                               [Danka Letterhead]

                                                                   June 15, 2001

To Holders of Danka Business Systems PLC
6.75% Convertible Subordinated Notes Due April 1, 2002
(CUSIP Nos. G2652NAA7, 236277AA7 and 236277AB5):

     We are in the final stages of our refinancing process, which includes the sale of Danka Services International (DSI), the repayment of a portion of our senior bank debt from the proceeds of the DSI sale, the refinancing of the remainder of our senior bank debt and the exchange offer for our $200,000,000 principal amount of 6.75% Convertible Subordinated Notes Due April 1, 2002.

     To date, approximately 75% of the old 6.75% notes have been tendered by noteholders in the exchange offer. However, we need to reach 95% participation in order to satisfy the conditions and complete the exchange offer. The offer is scheduled to expire at 11:59 p.m. on Friday, June 22, 2001.

     If you have already tendered your old notes into the offer, we thank you for your participation. If you have not yet decided whether to participate, we ask you to consider the significant risks involved in continued ownership of the old notes.

     Whether or not the exchange offer is completed, you may lose all or substantially all of your investment if you continue to own the old 6.75% notes.

 .    Failure of the exchange offer may lead to our bankruptcy, liquidation or administration. In that case, owners of the old 6.75% notes may only receive little or none of the principal amount of their notes.

 .    If the exchange offer is completed, our new credit facility will prohibit us from repaying any old notes that remain outstanding. The old notes will rank junior in right of payment to the new credit facility and all the new notes issued in the exchange offer. Given these factors, owners of the old 6.75% notes may only receive little or none of the principal amount of their notes at maturity.

     As previously announced, we have reached an agreement with the steering committee of our existing senior bank lenders regarding the principal terms of a new credit facility to
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refinance part of our existing senior debt. The new credit facility is subject to approval of 100% of our existing senior lenders, the finalization of definitive terms of the credit facility, the completion of the sale of DSI and the completion of the exchange offer. In accordance with an agreement with the steering committee, on June 11, 2001 we amended the offer as described below.

     Under our amended offer, noteholders can choose to exchange their old 6.75% subordinated notes for cash, new zero coupon senior subordinated notes or new 10% subordinated notes.

 .    Holders who choose cash will receive $400 in cash for each $1,000 in principal amount of old 6.75% notes. The cash option is limited to $24 million of proceeds. Accordingly, we will purchase no more than a total of $60 million in principal amount of old notes for cash.

 .    Holders who choose new senior subordinated notes will receive $800 in principal amount of our new zero coupon senior subordinated notes due April 1, 2004 for each $1,000 principal amount of old 6.75% notes. The new senior subordinated notes will be guaranteed on a senior subordinated basis by certain of our subsidiaries.

 .    Holders who choose new 10% notes will receive $1,000 in principal amount of new 10% subordinated notes due April 1, 2008 for each $1,000 principal amount of old 6.75% notes. The new 10% notes will be issued with accrued interest at the rate of 10%, effective from April 1, 2001, and payable on October 1, 2001.

     The cash option will likely be oversubscribed. In that case, we will purchase a total of $60 million principal amount of old notes for cash and will exchange $800 in principal amount of new senior subordinated notes for every additional $1,000 in principal amount of the balance of old notes tendered for cash. All holders who elect to receive cash will be treated equally in this process.

     The offer is conditioned on receipt of valid tenders of at least 95% of the aggregate principal amount of the old 6.75% notes, the closing of the purchase of DSI by Pitney Bowes Inc., the consent of our senior bank lenders, the consent of parties to our tax retention operating lease arrangements and other customary conditions. We anticipate that we will close the sale of DSI and the refinancing of our senior debt by June 29, 2001.

     If you want to participate in the offer, you must make the necessary arrangements promptly. In particular, if your old notes are held through a broker, dealer, bank, trust company or other nominee, you will need to instruct that firm to tender the notes on your behalf as soon as possible.

     The terms of the exchange offer are contained in our preliminary prospectus and exchange offer dated June 15, 2001, which is being sent to you with this letter. If you need a copy of the preliminary prospectus or need assistance in making arrangements to tender your old 6.75% notes, please call the Information Agent for the offer, D.F. King & Co., at (800) 769-4414, except that Nebraska residents should contact Banc of America Securities LLC at (888) 292-0070. If you have any questions about the exchange offer, please call the Dealer
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Manager for the exchange offer, Banc of America Securities LLC, at (888)
292-0070. We appreciate your consideration of our offer.

                                         Sincerely,

                                         /s/ P. Lang Lowrey III

                                         P. Lang Lowrey III
                                         Chief Executive Officer



     Certain statements contained in this letter, including our expectations with respect to our ability to close the exchange offer, complete the refinancing of our senior bank debt, close the sale of DSI and the over-subscription of the limited cash option, are forward-looking. Such statements reflect the current views of our management with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Words like "expects," "anticipates," "believes," "intends," "plans," and similar expressions as they relate to us or our management, are intended to identify forward-looking statements. The safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with the exchange offer.

Where to obtain additional information:

     Noteholders are urged to read the preliminary prospectus and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about us and the exchange offer, including the complete terms of the offer, the terms of the new notes, and other related matters. The preliminary prospectus reflects the changes that we announced on June 15, 2001 to two of the conditions to the exchange offer and includes unaudited pro forma financial information on Danka Holding Company and Danka Office Imaging Company, the guarantors of the senior subordinated notes. Also accompanying the preliminary prospectus is a Current Report on Form 8-K which includes further financial information on the guarantors.

     Copies of the preliminary prospectus and related documents and other information may be obtained for free at the Securities and Exchange Commission website. The address of the site is http://www.sec.gov. You may request free
                                    -------------------
copies of the documents that we have filed with the Securities and Exchange Commission by contacting us. Requests should be directed to: Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716 Attn:
Treasurer, Telephone: (727) 578-4766.

     A registration statement relating to the new zero coupon senior subordinated notes and new 10% subordinated notes has been filed with the Securities and Exchange Commission but has not yet become effective. The new zero coupon senior subordinated notes and the new 10% subordinated notes may not be sold nor may tenders be accepted prior to the time the registration statement has become effective. This letter shall not constitute an offer to sell
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or the solicitation of an offer to buy, nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

     NOTICE TO MARYLAND RESIDENTS: THIS ANNOUNCEMENT MUST BE READ IN CONNECTION WITH THE PRELIMINARY PROSPECTUS IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE PRELIMINARY PROSPECTUS MUST BE MADE AVAILABLE TO NOTEHOLDERS IN CONNECTION WITH THE OFFERING.